SECURITIES AND EXCHANGE COMMISSION

07008831

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2006 (MM/DD/YY) AND ENDING September 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lieblong & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10825 Financial Parkway, Two Financial Center, Suite 100
(No. and Street)

Little Rock	Arkansas	72211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Ellen Williams (501) 219-2003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hudson, Cisne & Co. LLP
(Name – *if individual, state last, first, middle name*)

11412 Huron Lane	Little Rock	AR	72211
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex Lieblong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lieblong & Associates, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Key Colony Fund, LP



Signature

President

Title



Notary Public

Rebecca J. Gaston, Notary Public
Pulaski County, Arkansas
My Commission Exp. 6-5-2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIEBLONG & ASSOCIATES, INC.

FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

with

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Lieblong & Associates, Inc.

We have audited the accompanying statements of financial condition of Lieblong & Associates, Inc., as of September 30, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lieblong & Associates, Inc., at September 30, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hudson, Cisne & Co. LLP

November 7, 2007

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2007 AND 2006

ASSETS

	2007	2006
Cash – checking	$ 9,229	$ 10,026
– money market	252,770	267,378
Commissions receivable	145,833	191,787
Income taxes refundable	787	2,460
Prepaid expenses	12,400	151,064
Furniture, equipment, vehicles and leasehold improvements, less accumulated depreciation of $231,832 and $220,764, respectively	202,246	97,223
Investment in marketable securities, at market	246,197	229,969
	$ 869,462	$ 949,907

LIABILITIES AND STOCKHOLDER'S EQUITY

	2007	2006
Liabilities:		
Accounts payable – trade	$ 23,368	$ 18,345
Commissions and wages payable	59,816	52,318
Deferred income taxes	15,107	53,476
Income taxes payable	-	2,256
Total liabilities	98,291	126,395
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid in capital	395,666	395,666
Retained earnings	326,673	395,242
Accumulated other comprehensive income	48,732	32,504
Total stockholder's equity	771,171	823,512
	$ 869,462	$ 949,907

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Revenues:		
Commissions	$ 2,023,060	$ 1,769,901
Rebates from clearing broker	554,255	1,108,258
Interest	73,118	64,688
Realized gain on sale of marketable securities and assets	-	89,300
	2,650,433	3,032,147
Operating expenses:		
Employee compensation and benefits	2,001,841	1,819,913
Travel, meals and entertainment	346,772	579,992
Consulting fees	26,500	20,000
Clearing broker fees and computer rental	130,456	173,365
Rent expense	58,043	56,497
Error account expense	11,162	239
Depreciation	11,069	6,482
Telephone	29,442	24,913
Regulatory fees	14,545	15,694
Office expense	33,433	45,674
Subscriptions	36,832	33,835
Advertising	268	256
Insurance	5,130	9,875
Professional fees	17,611	10,795
Postage and shipping	7,843	3,825
Taxes, licenses and permits	3,460	3,307
Miscellaneous expenses	4,496	1,311
Contributions	7,095	8,392
Total operating expenses	2,745,998	2,814,365
(Loss) income before taxes	(95,565)	217,782
Income tax (benefit) expense	(26,996)	74,552
Net (loss) income	(68,569)	143,230
Other comprehensive income		
Unrealized gain on marketable securities	16,228	26,835
Comprehensive (loss) income	$ (52,341)	$ 170,065

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance - October 1, 2005	$ 100	$ 395,666	$ 252,012	$ 5,669	$ 653,447
Net income	-	-	143,230	-	143,230
Other comprehensive income	-	-	-	26,835	26,835
Balance - September 30, 2006	100	395,666	395,242	32,504	823,512
Net loss	-	-	(68,569)	-	(68,569)
Other comprehensive income	-	-	-	16,228	16,228
Balance - September 30, 2007	$ 100	$ 395,666	$ 326,673	$ 48,732	$ 771,171

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net (loss) income	$ (68,569)	$ 143,230
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	11,069	6,482
Gain on sale of securities	-	(89,300)
Change in assets and liabilities:		
Commissions receivable	45,954	8,072
Income taxes refundable	1,673	(2,460)
Prepaid expenses	138,664	(136,960)
Accounts payable - trade	5,023	(11,899)
Commissions and wages payable	7,498	(31,198)
Income taxes payable	(2,256)	(3,522)
Deferred income taxes	(38,369)	53,476
Net cash provided (used in) by operating activities	100,687	(64,079)
Cash flows from investing activities:		
Purchase of vehicles and equipment	(116,092)	(1,628)
Purchases of securities	-	(57,112)
Proceeds from sales of securities	-	142,880
Net cash (used in) provided by investing activities	(116,092)	84,140
Cash flows from financing activities:		
Stockholder receivable	-	37,823
Net change in cash	(15,405)	57,884
Cash - beginning of year	277,404	219,520
Cash - end of year	$ 261,999	$ 277,404

See accompanying notes.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies

Nature of operations

Lieblong & Associates, Inc. (the "Company"), is an introducing broker-dealer located in Arkansas, registered with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. The Company's principal sources of revenues are from commissions and investment banking activities.

Concentrations of credit risk - cash

At September 30, 2007, the Company had cash balances in excess of federally insured limits. However, the Company does not believe that it is subject to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Concentrations of credit risk - revenues

Approximately 20% of revenue for 2007 and 16% revenue for 2006 was from one customer.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements along with the revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation

Depreciation is determined by straight-line and accelerated methods. Estimated useful lives are as follows:

	Years
Furniture, equipment, and vehicles	5 - 7
Leasehold improvements	15 - 39

Depreciation expense was $11,069 in 2007 and $6,482 in 2006.

Income taxes

Income taxes are accounted for by using an asset and liability approach. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial and income tax basis of assets and liabilities. Such assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled.

Statement of cash flows

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Non-cash investing activities during 2006 consisted of the surrender of non-marketable warrants for marketable securities. Cost of the warrants was $50,008.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1: Summary of significant accounting policies (continued)

Statement of cash flows (continued)

Cash payments for income taxes in 2007 totaled $11,956. Cash payments for income taxes in 2006 totaled $18,058.

Note 2: Net capital requirements

The Company is a member of the Financial Industry Regulatory Authority (FINRA), and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 (1500%), and that a minimum of $100,000 of net capital be maintained. At September 30, 2007, the Company's net capital was $457,420 and aggregate indebtedness was .22 to 1 (22%).

Note 3: Marketable securities

Cost and fair value of marketable securities at September 30, 2007, are as follows:

	Amortized Cost	Unrealized Gains	Fair Value
Available-for-sale:			
Equity securities	$ 197,465	$ 48,732	$ 246,197

Cost and fair value of marketable securities at September 30, 2006, are as follows:

	Amortized Cost	Unrealized Gains	Fair Value
Available-for-sale:			
Equity securities	$ 197,465	$ 32,504	$ 229,969

Note 4: Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

Note 5: Other comprehensive income

The Company has adopted FASB statement No. 130, "Reporting Comprehensive Income," which requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

The Company had net unrealized gains on marketable securities of $48,732 at September 30, 2007 and $32,504 at September 30, 2006.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 6: Income taxes

Income tax (benefit) expense is composed of the following:

	2007	2006
Current expense:		
Federal	$ 8,919	$ 9,696
State	2,454	2,380
	11,373	12,076
Deferred income tax (benefit) expense	(38,369)	62,476
Income tax (benefit) expense	$ (26,996)	$ 74,552

The effective income tax rate is different from the expected statutory federal rate primarily because of the graduated tax rates, nondeductible expenses and state income taxes.

Deferred income taxes are composed of temporary differences related to timing differences of prepaid expenses. There was no valuation allowance at September 20, 2007 or 2006.

Note 7: Off-balance-sheet risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Note 8: Operating leases

The Company leases office space under an operating lease. Minimum lease payments at September 30, 2007 are $26,013 for 2008.

Rent expense was $103,990 for 2007 and $99,810 for 2006.

The Company leases an aircraft under an operating lease with Key Colony Management, LLC, a company related through common ownership. The lease expires on December 31, 2011 and calls for monthly minimum payments of $11,000.

LIEBLONG & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 8: Operating leases (continued)

Minimum lease payments at September 30, 2007 are as follows:

2008	$ 132,000
2009	132,000
2010	132,000
2011	132,000
2012	33,000
	$ 561,000

Aircraft lease expense was $248,000 for 2007 and $480,000 for 2006, which is included in travel, meals and entertainment.

Note 9: Related party transactions

Included in commissions income for 2007 and 2006 are commissions received from Key Colony Fund, L.P. of approximately $531,000 and $485,000, respectively, which is related to the Company through common ownership.

Note 10: Employee benefit plan

The Company has a Savings Incentive Match Plan for Employees of Small Employers (SIMPLE) Plan which covers substantially all employees. The employer must match the employees' contributions up to 3% of each employee's compensation. During 2007 and 2006 the Company contributed $6,979 and $9,784, respectively, to the SIMPLE Plan.


Hudson
Cisne
& Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
Lieblong & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Lieblong & Associates, Inc., for the year ended September 30, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Hudson, Cisne & Co. LLP

November 7, 2007



REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Lieblong & Associates, Inc.

We have audited the financial statements of Lieblong & Associates, Inc., as of September 30, 2007, and for the fiscal year then ended, and have issued our report thereon dated November 7, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Hudson, Cisne & Co. LLP

November 7, 2007

Hudson, Cisne & Co. LLP
11412 Huron Lane
Little Rock, AR 72211
Phone: (501) 221-1000
Fax: (501) 221-9236

LIEBLONG & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2007

Net capital:		
Total stockholder's equity		$ 771,171
Add liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		771,171
Less nonallowable assets and deductions:		
Property and equipment, less accumulated depreciation		202,246
Prepaid expenses and income taxes refundable		69,347
Net capital before haircuts on securities positions		499,578
Haircuts on securities		42,158
Net capital		$ 457,420
Aggregate indebtedness, total liabilities exclusive of liabilities subordinated to claims of general creditors		$ 98,291
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 6,556
Minimum net capital required		$ 100,000
Excess net capital ($453,659 - $100,000)		$ 357,420
Percentage of aggregate indebtedness to net capital	$ 98,291 / $ 457,420	21.5%

No material differences existed at September 30, 2007, therefore the Company was not required to include a reconciliation of net capital to the Form X-17A-5.

END